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Yang Wang Yang.Wang@dechert.com +852 3518 4732 Direct +852 3518 4783 Fax

September 20, 2023

Re:	Nocturne Acquisition Corporation
Form 10-K for the year ended December 31, 2022 Filed May 26, 2023
Form 10-Q for the quarterly period ended March 31, 2023 Filed June 23, 2023
Form 10-Q for the quarterly period ended June 30, 2023 Filed August 21, 2023
File No. 001-40259

Ladies and Gentlemen:

This letter is being submitted on behalf of Nocturne Acquisition Corporation (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2022 filed on May 26, 2023 (the “Form 10-K”) and with respect to the Company’s Form 10-Q for the quarterly periods ended March 31 and June 30, 2023 filed on June 23 and August 21, 2023, respectively (each a “Form 10-Q”), as set forth in your letters dated August 7, 2023 and September 5, 2023, respectively (the “Comment Letters”).

The text of the Comment Letters has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Form 10-K or Form 10-Q, unless otherwise specified.

The responses provided herein are based upon information provided to Dechert LLP by the Company.

Form 10-K for the year ended December 31, 2022

Exhibits 31.1 and 31.2, page 35

1.	We note the language in the certifications filed do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within paragraph 4(b). Please amend your periodic reports to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please also refer to Regulation S-K C&DI 245.13.

RESPONSE: We respectfully advise the Staff that the Company has filed an amendment to the Annual Report on Form 10-K for the year ended December 31, 2022, that includes certifications that conform exactly to the language set forth within Item 601(b)(31)(i) of Regulation S-K.

September 20, 2023 Page 2

Form 10-Q for the quarterly period ended June 30, 2023

Exhibits 31.1 and 31.2, page 23

1.	As previously noted, the language in the certifications filed in Forms 10-Q for the periods ended March 31 and June 30, 2023 does not conform to the language set forth in item 601(b)(31)(i) of Regulation S-K. Specifically, the internal control over financial reporting language within the introductory sentence of paragraph 4 and paragraph 4(b0 has been excluded. Please amend your quarterly reports to revise the certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Also refer to Regulation S-K C&DI 245.13.

RESPONSE: We respectfully advise the Staff that the Company has filed amendments to the Quarterly Report on Forms 10-Q for the quarterly period ended March 31 and June 30, 2023, that includes certifications that conform exactly to the language set forth within Item 601(b)(31)(i) of Regulation S-K.

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Yang Wang at 852-3518-4732 or Yang.Wang@dechert.com

Sincerely,

/s/ Yang Wang
Dechert LLP

cc:

Jeffrey Lewis

Kristi Marrone

Securities and Exchange Commission

Thomas Ao

Henry Monzon

Nocturne Acquisition Corporation